UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

The Timken Company

(Name of Issuer)

Common Stock, $0.00 par value

(Title of Class of Securities)

887389104

(CUSIP Number)

Ralph V. Whitworth	Debra Smith
Relational Investors, LLC	California State Teachers’ Retirement System
12400 High Bluff Drive, Suite 600	100 Waterfront Place, MS 04
San Diego, CA 92130	West Sacramento, CA 95605
(858) 704-3333	(916) 414-7551

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 2, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,506,535

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 7,506,535

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,506,535

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.90%

14.	Type of Reporting Person (See Instructions) IA/HC/OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors Mid-Cap Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,338,672

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 3,338,672

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,338,672

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.51%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors Mid-Cap Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,113,337

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,113,337

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,113,337

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.22%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Coast Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 70,542

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 70,542

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,542

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.07%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Fund Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,856

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 6,856

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,856

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.01%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) RH Fund 1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,326

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 12,326

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,326

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.01%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors IX, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 132,550

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 132,550

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 132,550

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.14%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors XV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 68,888

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 68,888

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,888

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.07%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors XVI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,104

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 8,104

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,104

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.01%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors XX, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 59,123

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 59,123

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,123

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.06%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors XXIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 83,950

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 83,950

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 83,950

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.09%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors XXIV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,080

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 17,080

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,080

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.02%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Co-Investment Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 888,415

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 888,415

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 888,415

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.94%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Ralph V. Whitworth

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 7,506,535

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 7,506,535

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,506,535

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.90%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) David H. Batchelder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 7,506,535

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 7,506,535

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,506,535

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.90%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) California State Teachers’ Retirement System

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California Government Pension Plan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 237,905

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 155,131

	10.	Shared Dispositive Power 82,774(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 237,905

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.25%

14.	Type of Reporting Person (See Instructions) EP

(1)	These shares are managed by external managers as further described in Item 5.

Item 1.	Security and Issuer

This Schedule 13D/A constitutes the fifth amendment to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on November 28, 2012 and amended by Amendment No.1, No. 2, No. 3 and No. 4 filed by the Reporting Persons with the SEC on January 18, 2013, February 19, 2013, February 27, 2013 and July 3, 2013 (the “Statement”) with respect to the common stock, $0.00 par value (the “Shares”), of The Timken Company (the “Issuer” or the “Company”). Except as specifically amended by this Schedule 13D/A, the Statement remains in full force and effect.

Item 2.	Identity and Background

This Statement is being filed by Relational Investors Mid-Cap Fund I, L.P. (“MC I”), Relational Investors Mid-Cap Fund II, L.P. (“MC II”), Relational Coast Partners, L.P. (“RCP”), Relational Fund Partners, L.P. (“RFP”), RH Fund 1, L.P. (“RH 1”), Relational Investors IX, L.P. (“RI IX”), Relational Investors XV, L.P. (“RI XV”), Relational Investors XVI, L.P. (“RI XVI”), Relational Investors XX, L.P. (“RI XX”), Relational Investors XXIII, L.P. (“RI XXIII”), Relational Investors XXIV, L.P. (“RI XXIV”) and Relational Co-Investment Fund I, L.P. (“RCF I”) collectively, the “Relational LPs.”  Each of the Relational LPs is a Delaware limited partnership.  The principal business of each is securities investment.

This Statement is also being filed by Relational Investors, LLC (“RILLC”), a Delaware limited liability company. The principal business of RILLC is being the sole general partner or sole managing member of the general partner of certain investment partnerships, including the Relational LPs and the investment adviser of certain client managed accounts, the “Managed Accounts”. The Relational LPs and the Managed Accounts are the beneficial owners of the securities covered by this Statement. Pursuant to the Limited Partnership Agreement of each of the Relational LPs, and the investment management agreement of the Managed Accounts, RILLC has sole investment discretion and voting authority with respect to the securities covered by this Statement.

This Statement is also being filed by Ralph V. Whitworth and David H. Batchelder.  Messrs. Whitworth and Batchelder are the Principals of RILLC, in which capacity they share voting control and dispositive power over certain securities covered by this Statement.  As such, Messrs. Whitworth and Batchelder may be deemed to have indirect beneficial ownership of such securities, but, each of Mr. Whitworth and Mr. Batchelder disclaim beneficial ownership of the Shares except to the extent of his pecuniary interest therein.  The present principal occupation of each of Messrs. Whitworth and Batchelder is serving as Principals of RILLC (Messrs. Whitworth and Batchelder, together with Relational LPs and RILLC, hereinafter, the “Relational Entities”).

This Statement is also being filed by California State Teachers’ Retirement System (“CalSTRS”), a California Government Employee Benefit plan. The principal business of CalSTRS is to provide retirement related benefits and services to teachers in public schools and community colleges in California.

CalSTRS and the Relational Entities are filing this statement jointly as they have formed a group with the purpose of supporting a shareholder proposal. See Item 4 below for further discussion of such shareholder proposal, which is incorporated into this Item 2 by reference.

The Relational Entities and CalSTRS together are the “Reporting Persons”.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The business address of each of the Relational Entities is 12400 High Bluff Drive, Suite 600, San Diego, CA 92130.

Messrs. Whitworth and Batchelder are citizens of the United States.

The business address for CalSTRS is 100 Waterfront Place, MS 04, West Sacramento, CA 95605.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons purchased an aggregate of 7,744,440 Shares for total consideration (including brokerage commissions) of $359 million derived from their working capital.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

The Company since held its 2013 annual meeting of shareholders at which a majority and, more importantly, a significant majority of the independent, non-affiliated shareholders, voted in favor of the CalSTRS’, a Reporting Person, shareholder proposal recommending that “the board of directors and management act expeditiously to engage an investment banking firm to effectuate a spinoff of the Steel business into a separately traded public company.”

The Reporting Persons have expressed their belief that the Company should promptly carry out the will of its shareholders in order to unlock value. On June 10, 2013, the Company announced the board’s decision to set up a strategy committee comprised of independent directors, with Goldman Sachs as an advisor, to evaluate the potential spin-off of the Steel business.

The Reporting Persons have since met with members of the special committee and representatives of Goldman Sachs and believe that the Company has chosen an appropriate process and are confident if the board of directors are apprised of the proper analysis that the board will conclude that splitting the Steel and Bearings businesses is in the long term best interest of shareholders.

Item 5.	Interest in Securities of the Issuer

(a)           As of the date of this Statement, the Reporting Persons beneficially own in the aggregate 7,744,440 Shares, constituting approximately 8.15% of the outstanding Shares.  The percentage of Shares owned is based upon 95,006,238 Shares reported to be outstanding on June 30, 2013, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013.  The Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

NAME	NUMBER OF SHARES	% OF OUTSTANDING SHARES	VOTING AND DISPOSITIVE POWER
RILLC	706,692	0.74%	Sole
MC I	3,338,672	3.51%	Sole
MC II	2,113,337	2.22%	Sole
RCP	70,542	0.07%	Sole
RFP	6,856	0.01%	Sole
RH 1	12,326	0.01%	Sole
RI IX	132,550	0.14%	Sole
RI XV	68,888	0.07%	Sole
RI XVI	8,104	0.01%	Sole
RI XX	59,123	0.06%	Sole
RI XXIII	83,950	0.09%	Sole
RI XXIV	17,080	0.02%	Sole
RCF I	888,415	0.94%	Sole
CalSTRS	237,905	0.25%	Shared

RILLC, individually and in its capacity as an investment adviser, may be deemed to possess direct beneficial ownership of the 706,692 Shares that are owned by it and the Managed Accounts. Additionally, RILLC, as the sole general partner, of each of Relational LPs may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the 6,799,843 Shares beneficially owned by the Relational LPs because the limited partnership agreements of the Relational LPs specify that RILLC has sole investment discretion and voting authority with respect to those Shares.

Each of Messrs. Whitworth and Batchelder, as Principals of RILLC, may be deemed to have indirect beneficial ownership of the Shares which RILLC may beneficially own.  Each of Messrs. Whitworth and Batchelder disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest therein.

CalSTRS beneficially owns the underlying shares identified above and has sole voting authority over such shares. CalSTRS may be deemed to share the dispositive power over 82,774 shares that it beneficially owns with certain of its external asset managers.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

(b)           CalSTRS has the sole power to vote or to direct the vote of all of the Shares it beneficially owns as disclosed in item (a).  Except for 82,774 Shares, CalSTRS has the sole power to dispose or to direct the disposition of all Shares it beneficially owns as disclosed in item (a).     CalSTRS shares the power to dispose or to direct the disposition of 82,774 Shares it beneficially owns with certain of its external managers, as follows:

Name of investment manager	Number of shares

BlackRock Inc.	42,587

Phocas Financial Corporation	10,087

First Quadrant, L.P.	28,800

OakBrook Investments, LLC	1,300

The principal business of BlackRock Institutional Trust Company, N.A. (“BlackRock”) is to provide diversified investment management and securities lending services to institutional clients, intermediary and individual investors through various investment vehicles.  Its business address is 400 Howard Street, San Francisco, CA 94105.  BlackRock informed CalSTRS that, on January 20, 2012, BlackRock entered into an Offer of Settlement (the “Agreement”) with the CFTC and consented to the entry of an Order, which makes findings and imposes remedial sanctions against BlackRock.  Without admitting or denying wrongdoing, BlackRock agreed to the imposition of a $250,000 penalty and the entry of the Order to resolve allegations by the CFTC that two trades by BlackRock violated Section 4c(a)(1) of the Commodity Exchange Act and CFTC Regulation 1.38(a).   Blackrock also agreed to refrain from any further violations of the above-mentioned statutory provisions.  The CFTC did not allege, nor find, that any clients of BlackRock or any related affiliate were harmed in any way.  Other than the Agreement, during the last five years, BlackRock has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The principal business of Phocas Financial Corporation (“Phocas”) is to provide investment advisory services to institutional investors.   Its business address is 980 Atlantic Avenue, Suite 106, Alameda CA 94501.  During the last five years, Phocas has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The principal business of First Quadrant, L.P. (“First Quadrant”) is to provide investment advisory services to institutional investors.  Its business address is 800 E. Colorado Boulevard, Suite 900, Pasadena, CA 91101.  During the last five years, First Quadrant has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The principal business of OakBrook Investments, LLC (“OakBrook”) is to provide investment advisory services to institutional investors. Its business address is 2300 Cabot Drive, Suite 300, Lisle, IL 60532. During the last five years, OakBrook has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) Information concerning open market transactions in the Shares by the Reporting Persons during the past 60 days not previously reported is set forth in Exhibit A filed with this Statement.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement, except that dividends from, and proceeds from the sale of, the Shares held by accounts managed by RILLC may be delivered to such accounts. Except with respect to the 82,774 shares it beneficially owns with certain of its external managers as disclosed in items (a) and (b) above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this statement and beneficially owned by CalSTRS.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits

The following Exhibits are filed herewith:
Exhibit A – Information concerning transactions in the Shares affected by the Reporting Persons in the last 60 days not previously reported.
Exhibit B – Joint Filing Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2013

RELATIONAL INVESTORS MID-CAP FUND I, L.P.
RELATIONAL INVESTORS MID-CAP FUND II, L.P.

RELATIONAL COAST PARTNERS, L.P.

RELATIONAL FUND PARTNERS, L.P.

RH Fund 1, L.P.

RELATIONAL INVESTORS IX, L.P.

RELATIONAL INVESTORS XV, L.P.

RELATIONAL INVESTORS XVI, L.P.

RELATIONAL INVESTORS XX, L.P.

RELATIONAL INVESTORS XXIII, L.P.
RELATIONAL INVESTORS XXIV, L.P.
RELATIONAL CO-INVESTMENT FUND I, L.P.

By:	RELATIONAL INVESTORS, LLC
as general partner to each,

	By:		/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

RELATIONAL INVESTORS, LLC

	By:		/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

/s/ Ralph V. Whitworth
Ralph V. Whitworth

/s/ David H. Batchelder
David H. Batchelder

CALIFORNIA STATE TEACHERS’ RETIREMENT SYSTEM

		By:	/s/ Debra Smith
Debra Smith, Director of Investment Operations

EXHIBIT INDEX

Exhibit	Description

A.	Information concerning transactions in the Shares affected by Reporting Persons in the last 60 days not previously reported.

B.	Joint Filing Agreement.